Filed Pursuant to Rule 424(b)(3)
Registration No. 333-265588

J.P. MORGAN REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 15 DATED MARCH 14, 2024

TO THE PROSPECTUS DATED APRIL 13, 2023

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of J.P. Morgan Real Estate Income Trust, Inc., dated April 13, 2023 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of April 1, 2024;

•	to disclose the calculation of our February 29, 2024 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on the status of our offering;

•	to update the "Management" section of the Prospectus; and

•	to update the “Experts” section of the Prospectus.

April 1, 2024 Transaction Price

The transaction price for each share class of our common stock sold in this offering for subscriptions accepted as of April 1, 2024 (and repurchases as of March 31, 2024) is as follows:

Transaction Price (per share)
Class D	$10.16
Class I	$10.20
Class S	$10.51
Class T	$10.58

As of February 29, 2024, we had not sold any Class T shares. As a result, the transaction price for our Class T shares is equal to the NAV per share for our Class E shares as of February 29, 2024. Class E, Class X and Class Y shares are not sold as a part of this offering. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

February 29, 2024 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.jpmreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

The following table provides a breakdown of the major components of our NAV as of February 29, 2024 ($ and shares in thousands):

Components of NAV	February 29, 2024
Investments in real estate	$304,576
Investment in real estate debt	16,825
Investments in real estate-related and other securities	419
Cash and cash equivalents	37,494
Restricted cash	254
Other assets	6,342
Debt obligations	(113,717)
Other liabilities	(3,812)
Stockholder servicing fees payable the following month(1)	(3)
Non-controlling interests in joint ventures	(3,260)
Mandatorily redeemable instruments(2)	(101,071)
Net Asset Value	$144,047
Number of outstanding shares of common stock	13,859

(1)

Stockholder servicing fees only apply to Class T, Class S, Class D and Class Y shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S, Class D and Class Y shares. As of February 29, 2024, we had accrued under GAAP stockholder servicing fees of $0.3 million.

(2)

Represents Class E units in the Operating Partnership and Class E shares (collectively the “Mandatorily Redeemable Instruments”) held by the Adviser that are mandatorily redeemable and only subject to delays to the continuous obligation to ultimately redeem such shares once sufficient availability exists under the share repurchase agreements. Therefore, the Mandatorily Redeemable Instruments held by the Adviser are classified as a liability pursuant to ASC 480 Distinguishing Liabilities From Equity and are initially presented at the initial funding amount received, which is equivalent to fair value at the issuance dates. Subsequently, the Mandatorily Redeemable Instruments are carried at their cash redemption value as if the units and shares were repurchased or redeemable at the reporting date, which equals NAV per unit of $10.58. As of February 29, 2024 there were approximately 9.0 million Class E units and approximately 0.5 million Class E shares included in Mandatorily Redeemable Instruments.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of February 29, 2024 ($ and shares in thousands, except per share data):

NAV Per Share	Class D Shares	Class I Shares	Class S Shares	Class T Shares	Class E Shares	Class X Shares	Class Y Shares	Total
Net asset value attributable to common stockholders	$5,918	$63,365	$575	$—	$70,789	$—	$3,400	$144,047
Number of outstanding shares	582	6,211	55	—	6,691	—	320	13,859
NAV per share	$10.16	$10.20	$10.51	$—	$10.58	$—	$10.61

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the February 29, 2024 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.94%	5.51%
Industrial	7.30%	5.60%

These assumptions are determined by our independent valuation advisor and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values
Discount Rate	0.25% decrease	1.92%	1.95%
(weighted average)	0.25% increase	(1.92)%	(1.84)%
Exit Capitalization Rate	0.25% decrease	2.99%	2.92%
(weighted average)	0.25% increase	(2.77)%	(2.60)%

Status of Our Current Public Offering

Our public offering was declared effective by the SEC on July 22, 2022, and we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 609,713 Class D, 5,371,307 Class I and 53,776 Class S shares in the primary offering for total proceeds of approximately $62.6 million. We have issued 10,667 Class D, 51,912 Class I and 1,049 Class S shares for a total value of approximately $663,000 pursuant to our distribution reinvestment plan. As of the date hereof, we have not sold any Class T shares in this offering. We intend to continue selling shares in the public offering on a monthly basis.

Management

On April 18, 2023, we disclosed that Michael P. Kelly notified us of his decision to retire in early 2024 from JPMAM. On March 13, 2024, Mr. Kelly notified our board of directors that he has resigned effective March 19, 2024 from his positions as our Chief Executive Officer, Chairperson of the Board and member of our board of directors. Mr. Kelly’s resignation is not due to any disagreements with us on any matter relating to our operations, policies, or practices.

In connection with Mr. Kelly’s resignation, on March 13, 2024, our board of directors appointed Chad Tredway to serve as our Chief Executive Officer, Chairperson of the Board and member of our board of directors, effective March 19, 2024. Mr. Tredway’s biographical information is set forth below.

On March 13, 2024, our board of directors appointed J. Scott Napier to serve as our Senior Vice President – Head of Investor Relations. Mr. Napier’s biographical information is set forth below.

The following disclosure updates the “Management—Directors and Officers” section of the Prospectus. Except as set forth below, the biographical information of our directors and officers remains as set forth in the Prospectus.

Our directors and executive officers are set forth below.

Name	Age	Position
Michael P. Kelly	58	Chairperson of the Board and Chief Executive Officer*
Chad Tredway	40	Chairperson of the Board and Chief Executive Officer**
Douglas A. Schwartz	53	Co-President
Dave S. Esrig	57	Co-President
Lawrence A. Goodfield, Jr.	45	Chief Financial Officer and Treasurer
Christian P. Porwoll	57	Secretary
J. Scott Napier	54	Senior Vice President - Head of Investor Relations
Randy A. Daniels	72	Independent Director
Justin M. Murphy	57	Independent Director
Yvonne D. Nelson	65	Independent Director
William L. Ramseyer	82	Lead Independent Director

* Until March 19, 2024.

** Effective March 19, 2024.

Chad Tredway will serve as our Chairperson of the Board, Chief Executive Officer and member of our board of directors effective March 19, 2024. Mr. Tredway has been a Managing Director of JPMIM since December 2023 and Head of Real Estate Americas since February 2024. Previously, Mr. Tredway founded and led Trio Investment Group (“Trio”), a boutique real estate investment management firm, specializing in institutional sale leaseback strategies, now part of JPMAM's Real Estate Americas. Prior to founding Trio in 2021, Mr. Tredway was Managing Director and Head of J.P. Morgan's Real Estate Banking business. In this role, Mr. Tredway oversaw more than $20 billion in commercial real estate loan exposure and led a national team of 250 professionals. Furthermore, Mr. Tredway held senior roles within Commercial Term Lending at J.P. Morgan, where he helped build the largest multifamily lending portfolio in the United States. Mr. Tredway holds a B.A. from Loyola University Chicago.

J. Scott Napier has served as our Senior Vice President – Head of Investor Relations since March 13, 2024. In his role, Mr. Napier leads a team of investment specialists focused on advising clients on real estate strategies and execution. Prior to joining J.P. Morgan in August 2022, Mr. Napier was Senior Vice President, Head of Intermediary Distribution at Heitman LLC, where he led distribution, product development and operations for the Wealth Management business from May 2018 to August 2022. Mr. Napier has also held senior leadership roles at Invesco and Oppenheimer Funds. Mr. Napier is on the board of the Institute for Portfolio Alternatives and holds the Certified Investment Management Analyst (CIMA) designation. Mr. Napier maintains the Series 7, 66, 63 and 24 FINRA licenses and holds an M.B.A. from Emory University Goizueta School of Business and a B.A. from The University of Texas.

Experts

The following disclosure is added to the “Experts” section of the Prospectus.

The amounts of the estimated market values of our investments in real estate as of February 29, 2024 presented on page 2 of this Supplement under the section “February 29, 2024 NAV Per Share” have been prepared by SitusAMC Real Estate Valuation Services, LLC, an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. SitusAMC Real Estate Valuation Services, LLC will not calculate or be responsible for our NAV per share for any class of our shares.